April 17, 2025

Christopher Fenimore
Executive Vice President, Finance and Chief Financial Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707

       Re: Regeneron Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 5, 2025
           File No. 000-19034
Dear Christopher Fenimore:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Richard Gluckselig